FOR IMMEDIATE RELEASE

Contacts:	Investor Relations Contact:
Karen VanDerBosch	Harriet Fried
Chief Operating Officer &	LHA
Chief Financial Officer	(212) 838-3777
MakeMusic, Inc.	hfried@lhai.com
(952) 906-3690
kvanderbosch@makemusic.com

LEAP ACQUISITION CORPORATION SUCCESSFULLY COMPLETES CASH TENDER OFFER FOR SHARES OF MAKEMUSIC, INC.

Minneapolis, MN – May 1, 2013 — LEAP Acquisition Corporation (“LEAP”), a wholly-owned subsidiary of LaunchEquity Acquisition Partners, LLC Designated Series Education Partners (“LaunchEquity”) and sponsored entity of LaunchEquity Partners, LLC, and MakeMusic, Inc. (Nasdaq: MMUS) (“MakeMusic”) announced today the successful completion of LEAP’s tender offer for all of the outstanding shares of common stock of MakeMusic at a purchase price of $4.85 per share. As of the expiration of the offer, 3,027,792 shares of common stock of MakeMusic were validly tendered and not withdrawn in the tender offer (including 2,780 shares of common stock tendered pursuant to notices of guaranteed delivery). All of such shares have been accepted for payment in accordance with the terms of the tender offer. The tender offer expired at 12:00 midnight, New York City time, on April 30, 2013. As a result of the tender offer, LEAP now owns, together with its affiliates, approximately 89.4% of the outstanding shares of MakeMusic.

As part of the successful completion of the tender offer, LEAP intends to exercise its right, granted under the merger agreement with MakeMusic pursuant to which the tender offer was made, to purchase directly from MakeMusic an additional number of shares sufficient to give LEAP ownership of at least one share more than 90% of MakeMusic’s shares (on a fully diluted basis), when combined with the shares held by LaunchEquity, LEAP or its affiliates at the time of such exercise. Such purchase of additional shares will allow LEAP to complete and close the merger and acquisition of MakeMusic today without shareholder approval. Upon completion of the merger, LEAP will be merged with and into MakeMusic. All issued and outstanding shares of common stock of MakeMusic, other than shares held by LEAP, LaunchEquity or MakeMusic or shares held by MakeMusic’s shareholders who are entitled to and properly exercise appraisal rights under Minnesota law, will be canceled and converted into the right to receive cash equal to the $4.85 offer price per share, without interest. In addition, upon completion of the merger, the common stock of MakeMusic will cease to be traded on the NASDAQ Capital Market.

About MakeMusic, Inc.

MakeMusic®, Inc. is a world leader in music technology whose mission is to develop and market solutions that transform how music is composed, taught, learned and performed. For more than 20 years, Finale® has been the industry standard in music notation software, enabling composers, arrangers, musicians, teachers, students and publishers to create, edit, audition, print and publish musical scores. MakeMusic is also the creator of SmartMusic® interactive software that is transforming the way students practice. With SmartMusic, students and teachers have access to thousands of band, orchestra and vocal pieces allowing students to practice with background accompaniment and get immediate feedback on their performance. SmartMusic allows teachers to individualize instruction and document the progress of every student. The SmartMusic Inbox™, an Android™ and Apple® mobile application, provides additional access for teachers to review, grade and comment on student assignments. MusicXML™ is an Internet-friendly way to publish musical scores, enabling musicians to distribute interactive sheet music online and to use sheet music files with a wide variety of musical applications. Garritan™ sound libraries provide musicians with state-of-the-art virtual instruments with the playback quality of a live performance. Additional information about this Minnesota company can be found at www.makemusic.com.

About LaunchEquity

LaunchEquity Partners, LLC is an investment entity that provides growth capital and strategic leadership to intellectual-property based businesses.

Statements in this press release regarding the proposed transaction between MakeMusic and LaunchEquity, the expected timetable for completing the transaction and any other statements concerning future expectations, beliefs, goals, plans or prospects constitute forward-looking statements. Generally, forward-looking statements include expressed expectations, estimates and projections of future events and financial performance and the assumptions on which these expressed expectations, estimates and projections are based. Statements that are not historical facts, including statements about the beliefs and expectations of the parties and their management are forward-looking statements. All forward-looking statements are inherently uncertain as they are based on various expectations and assumptions about future events, and they are subject to known and unknown risks and uncertainties and other factors that can cause actual events and results to differ materially from historical results and those projected. Risks and uncertainties include the satisfaction of closing conditions for the acquisition, and the possibility that the transaction will not be completed, or if completed, not completed on a timely basis.

Neither LaunchEquity nor MakeMusic can give any assurance that the conditions to the back-end merger will be satisfied. A further list and description of additional business risks, uncertainties and other factors can be found in MakeMusic’s Annual Report on Form 10-K for the fiscal year ended December 31, 2012, as well as other MakeMusic SEC filings. Copies of these filings, as well as subsequent filings, are available online at www.sec.gov and www.makemusic.com. Many of the factors that will determine the outcome of the subject matter of this communication are beyond LaunchEquity’s or MakeMusic’s ability to control or predict. Neither LaunchEquity nor MakeMusic undertakes to update any forward-looking statements as a result of new information or future events or developments.

IMPORTANT NOTICE: This press release is for informational purposes only and is neither an offer to buy nor the solicitation of an offer to sell any shares or other securities nor a solicitation of tenders with respect to the Offer. The Offer described herein will not be made in any jurisdiction in which, or to or from any person to or from whom, it is unlawful to make such offer or solicitation under applicable state or foreign securities or “blue sky” laws.